                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)


                             DATA TRANSLATION, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  238016 10 9
         ------------------------------------------------------------
                                 (CUSIP number)

                            Alfred A. Molinari, Jr.
                     President and Chief Executive Officer
                             Data Translation, Inc.
                                100 Locke Drive
                               Marlboro, MA 01752
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                               November 29, 1996
         ------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                       (Continued on the following pages)

                              (Page 1 of 5 Pages)

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                                  SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 238016 10 9                                     PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      ALFRED A. MOLINARI, JR. ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4    00


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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2 (e)                                           [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF            259,148

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             259,148

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      259,148 shares of Common Stock

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11) EXCLUDES CERTAIN SHARES [_]
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.82%

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      TYPE OF REPORTING PERSON
14
      IN

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                                       2
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ITEM 1.  SECURITY AND ISSUER.
         -------------------

     The securities to which this statement relates are the shares of the common stock, par value $.01 per share (the "Common Stock") of Data Translation, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Locke Drive, Marlboro, MA 01752.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     (a)   Name: Alfred A. Molinari, Jr. ("Mr. Molinari")
           ----

     (b)  Business Address:
          ----------------

          100 Locke Drive
          Marlboro, Massachusetts 01752

     (c)  Principal Occupation; Name and Address of Principal Business Address:
          --------------------------------------------------------------------

          President and Chief Executive Officer
          Data Translation, Inc.
          100 Locke Drive
          Marlboro, Massachusetts 01752

     (d) and (e). During the last five years, Mr. Molinari has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship:  United States
          -----------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     Mr. Molinari is a shareholder of Media 100 Inc. (f/k/a Data Translation, Inc., the "Parent"), a Delaware corporation which on December 2, 1996 in connection with a spin-off of certain portions of its business, distributed one share of Common Stock for each four shares of common stock, par value $.01 per share, of the Parent (the "Parent Stock") (the "Distribution").

     As a result of the Distribution, Mr. Molinari received 250,016 shares of Common Stock and options to purchase 9,132 shares of Common Stock (collectively, the "Shares") representing one-quarter of his proportionate ownership of the Parent Stock. Mr. Molinari paid no consideration for the Shares received in the Distribution.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     As described in Item 3, Mr. Molinari acquired the Shares as a result of the Distribution and holds the Shares for investment purposes only.

     Mr. Molinari has no present plan to acquire additional securities of the Company; however, no assurance can be given that Mr. Molinari may not from time to time acquire additional securities of the Company depending upon future market conditions.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         --------------------------------

     (a) Mr. Molinari directly beneficially owns 259,148 shares of Common Stock, representing 12.82% of the issued and outstanding Common Stock as of the date hereof. This amount does not include 4,404 shares of Common Stock owned by Mr. Molinari's wife as to which Mr. Molinari disclaims beneficial ownership.

     (b) Mr. Molinari has sole power to vote and dispose of 259,148 shares of Common Stock.

     (c) Mr. Molinari has not effected any transactions in the Common Stock of the Company during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

     Mr. Molinari is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     None.

                                       4
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 6, 1996                /s/ Alfred A. Molinari, Jr.
                                       ---------------------------------------
                                       Alfred A. Molinari, Jr.

                                       5